Exhibit 99.1

GDS Announces Adjournments of Extraordinary General Meeting and Additional Shareholders Meetings to be Reconvened on March 10, 2026

SHANGHAI, China, February 24, 2026 (GLOBE NEWSWIRE) -- GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China, today announced that in accordance with its previous press release dated January 26, 2026 (the “Previous Disclosure”), an Extraordinary General Meeting of Shareholders (the “EGM”) was convened at Beijing Meeting Room, F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai, P.R.C. at 4:00 p.m. (China Standard Time) on February 24, 2026 (which is 3:00 a.m. (Eastern Time) on February 24, 2026). A meeting of the holders of the class A ordinary shares (the “Class A Shareholders Meeting”) was convened at the same place at 4:30 p.m. (China Standard Time) on February 24, 2026, a meeting of the holders of the Series A preferred shares (the “Series A Preferred Shareholders Meeting”) was convened at the same place at 5:00 p.m. (China Standard Time) on February 24, 2026, a meeting of the holders of the Series B preferred shares (the “Series B Preferred Shareholders Meeting) was convened at the same place at 5:30 p.m. (China Standard Time) on February 24, 2026, and a meeting of the holders of the class B ordinary shares (the “Class B Shareholders Meeting” and, together with the Class A Shareholders Meeting, the Series A Preferred Shareholders Meeting and the Series B Preferred Shareholders Meeting, collectively, the “Shareholders Meetings”) was convened at the same place at 6:00 p.m. (China Standard Time) on February 24, 2026.

In accordance with Article 64 of the Company’s Articles of Association and in order to provide more time for our shareholders to deliberate on the proposal in relation to the amendment of the Company’s Articles of Association stated in the Previous Disclosure, at each of the Shareholders Meetings the chairman of the Shareholders Meetings duly determined to adjourn the Shareholders Meetings (the “Adjourned Meetings”), each of which is rescheduled to be reconvened at the same place and at the same time on March 10, 2026.

For the avoidance of doubt, the proposal and resolutions set out in the Previous Disclosure remain unchanged and will be considered and, if thought fit, passed in the Adjourned Meetings.

No Change on Record Date

With reference to the Previous Disclosure, the Board of Directors of the Company has fixed the close of business on February 9, 2026 (China Standard Time) as the record date for determining the holders of our ordinary shares and convertible preferred shares entitled to receive notice of and to vote at the Shareholders Meeting or any adjourned or postponed meeting thereof.

As the Adjourned Meetings are a continuation of the Shareholders Meetings, there will be no change to the record date.

Proxy Card

The proxy cards remain valid and applicable to the Adjourned Meetings.

For any holder of our ordinary shares who has not submitted the proxy card, please complete the proxy card in accordance with the instructions printed thereon and deliver by mail or by hand to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 48 hours prior to the Adjourned Meetings.

Any proxy card duly completed and returned in accordance with the instructions printed thereon remains valid for the Adjourned Meetings and therefore need not be submitted again.

If any holder of our ordinary shares who has duly completed and returned a proxy card chooses to re-submit a proxy card, the last proxy card duly completed and returned in accordance with the instructions printed thereon and delivered by mail or by hand to Computershare Hong Kong Investor Services Limited not less than 48 hours before the time appointed for convening the Adjourned Meetings will revoke and supersede all proxy cards previously submitted by such holder.

Save as announced above, all other information set out in the Previous Disclosure remains unchanged.

Copies of the Notices of the EGM and the respective Shareholders Meetings, which sets forth the resolutions to be proposed and for which adoption from shareholders is sought, the Proxy Statements and the Proxy Cards are available on the Investor Relations section of the Company’s website at http://investors.gds-services.com, on the SEC's website at www.sec.gov and HKEX's website at http://www.hkexnews.hk.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located across the key hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. The Company is carrier and cloud-neutral, which enables its customers to access the major telecommunications networks, as well as the largest PRC and global public clouds, which are hosted in many of its facilities. The Company has a 25-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations. The Company also holds a minority equity interest in DayOne Data Centers Limited, a Singapore-headquartered hyperscale data center platform.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited